Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

October 21, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Attn:           John Reynolds, Esq.

RE:	Committed Capital Acquisition Corporation (the “Company”)
Form S-1 (the “Registration Statement”) File Number 333-174599

Dear Mr. Reynolds:

In connection with the Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of the Registration Statement be accelerated to 4:00 p.m. (New York time) on October 24, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that the preliminary prospectuses, dated July 22, 2011 and August 15, 2011, respectively, were distributed approximately as follows:

1.	Preliminary prospectus dated July 22, 2011:

(i)	Dates of distribution: July 23, 2011 through August 14, 2011
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1
(iii)	Number of prospectuses to prospective institutional investors, retail investors and others distributed: approximately 90

2.	Preliminary prospectus dated August 15, 2011:

(i)	Dates of distribution: August 15, 2011 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1
(iii)	Number of prospectuses to prospective institutional investors, retail investors and others distributed: approximately 160

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

 Any questions should be addressed to Stuart Neuhauser, at Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

Broadband Capital Management LLC, as representative of the underwriters

By:	/s/ Philip Wagenheim
Name: Philip Wagenheim
Title: Vice-Chairman